Exhibit 99.1

Yingli Green Energy Announces Preliminary Estimates of Certain Financial Results for First Quarter of 2014

—Quarterly gross margin in the range of 15.5%-16.5% for Q1 2014

—Lower quarterly PV module shipment guidance for Q1 2014

— Reiterates PV module shipment guidance for full year 2014

Baoding, China, April 10, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated photovoltaic (“PV”) manufacturer, known as “Yingli Solar”, today announced its preliminary estimates of certain financial results for the first quarter of 2014.

The Company estimates that its PV module shipments in the first quarter of 2014 decreased by low thirties percent from the fourth quarter of 2013, which is below its previous guidance of a mid-twenties percent decrease. The decrease was primarily due to a soft demand in China market as the result of a traditional seasonality and a slightly delayed schedule for delivering PV modules for projects in Algeria. This delivery delay was due to a longer than expected process for obtaining local construction permission and the delayed modules are now expected to be delivered in the following quarters. However, based on global market developments and, in particular, robust demand from China, U.S., Japan and other markets, the Company reiterates its PV modules shipment guidance of 4.0GW to 4.2GW for fiscal year 2014.

Furthermore, the Company estimates its overall gross margin in the first quarter of 2014 to be in the range of 15.5% to 16.5%, compared with its previous guidance of 14% to 16%. This increase is primarily due to a higher average selling price in the first quarter of 2014.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments.

Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com